Exhibit 3
                                     DELCOR, INC.
                                 Wilmington, Delware


                                  November 15, 1994



          Board of Directors
          National Gypsum Company
          2001 Rexford Road
          Charlotte, North Carolina 28211

          Dear Directors:

               We are writing to propose an acquisition transaction that we believe will provide excellent value for your stockholders. Delcor, Inc. ("Delcor") is a subsidiary of Golden Eagle Industries, Inc. ("Golden Eagle"), and, as you know, C.D. Spangler, Jr. serves as Chairman of Golden Eagle. Delcor holds 3,872,235 shares (approximately 19.0 percent) of the outstanding common stock of National Gypsum Company (the "Company"), which it acquired in three block purchases beginning in October 1993. Delcor acquired those shares because we believed, and we continue to believe, that the Company represents an attractive long-term investment opportunity that meets our objectives of investing in and supporting North Carolina-based businesses.

               The Company's earnings have continued to increase throughout this year, confirming our strong belief in and support for the Company and its management team. In spite of this earnings performance, however, the price of the Company's stock has declined significantly during the past eight months. We have become convinced that it is in the best interests of the Company for its ownership to be in the hands of a supportive, long-term investor group and for its stockholders, many of whom we believe have shorter range horizons, to be provided an opportunity to receive premium value for their shares. Accordingly, we propose to acquire all outstanding shares of common stock and common stock equivalents held by other securityholders of the Company in a negotiated cash merger at a price per share of $43.50.

               The proposed price represents an approximate 32.8 percent premium over the Company's closing stock price of $32.75 on Tuesday, November 15. The proposed price also represents a 166.6 percent premium over the book value per share of the common stock based on the financial statements included in the Company's most recent quarterly report.

               The acquisition would be effected by means of a merger of the Company with a corporation formed by us for that purpose ("Newco") or with a wholly owned subsidiary of Newco. In either case the Company would be the surviving corporation.

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          Board of Directors
          National Gypsum Company
          November 15, 1994
          Page 2


               We are confident that our proposal is not only in the best interests of the Company's stockholders, but also in the best long-term interests of the Company, its management and employees. Our proposal does not depend on sales of any Company assets, plant closings, employee layoffs or any termination of or change in retirement benefits. Moreover, we hope the Company's management team will continue with us, and we are prepared to discuss incentive compensation plans with them at the appropriate time.

               We think it is important for you to know that our proposal has been intentionally structured with a substantial equity base to support the continued stability and growth of the Company. Pursuant to the proposal, we will be contributing our 3,872,235 National Gypsum shares (with a merger value of $168.4 million) to Newco and investing an additional $150 million. In addition, we have received commitment letters from two major North Carolina-based financial institutions, First Union Corporation and NationsBank Corporation, for each to subscribe for an additional $134.1 million of non-voting preferred and common stock of Newco. Together, our proposal envisions a total economic equity base of more than $585 million and an equity-to-capitalization ratio of approximately 65 percent. Under those commitment letters, bank affiliates of First Union Corporation and NationsBank Corporation also have committed to provide a total of up to $375 million in senior term debt and revolving credit financing to support our proposal. The commitment letters are subject to certain conditions, including satisfaction as to the financial impact on the Company of certain asbestos, bankruptcy and environmental matters.

               Details of our proposal will be contained in a definitive merger agreement, and we will deliver a draft of that agreement to you promptly. The proposed merger agreement will contain what we regard as customary or expected conditions, such as the obtaining of necessary regulatory approvals and third-party consents, if any; absence of certain changes; and approval by the Board of Directors and adoption by the Company's stockholders of the merger agreement pursuant to Sections 203(a) and 251 of the Delaware General Corporation Law. In addition, in the light of recent developments regarding the NGC Settlement Trust (the "Settlement Trust"), the merger agreement will contain a condition that matters relating to the possible financial impact, if any, of the Settlement Trust's recent motions in the bankruptcy court be resolved to our satisfaction. The merger agreement will also contain a condition that certain other environmental and bankruptcy matters be resolved to our satisfaction.

               As a matter of corporate governance, we recognize that you must consider what alternatives, if any, may be available for the


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          Board of Directors
          National Gypsum Company
          November 15, 1994
          Page 3


          Company and its stockholders and understand that you may seek to solicit other acquisition proposals or to discuss with other potential bidders a possible acquisition of the Company. We support this process as a way to ensure the best value for the Company's stockholders; however, we believe our proposal will prove to be the most advantageous to the Company, its stockholders, management, employees, and others interested in its success. For these reasons, we believe it would be mutually desirable for all interested parties if you would afford us the opportunity to review all information available to management and negotiate with you a definitive merger agreement that embodies the terms of our proposal. We are prepared to enter into a definitive merger agreement promptly.

               As you know, Golden Eagle is a party to a Memorandum of Understanding dated October 6, 1993, with Lafarge Coppee S.A. ("Lafarge") pursuant to which Golden Eagle and Lafarge have agreed to cooperate with each other in satisfying any desire by either party to acquire more shares of the Company and, for that purpose, to advise each other (to the extent reasonably permitted by the then existing circumstances) with respect to any plan to acquire any more shares of the Company's common stock. Accordingly, Lafarge is being offered the opportunity to participate with us in the acquisition.

               As required by law, we will file tomorrow with the Securities and Exchange Commission an amendment to our current
          Schedule 13D to report our proposal made in this letter. A copy of this letter will be attached as an exhibit to that amendment.


               We look forward to meeting with you or your representatives to discuss this proposal at the earliest practicable time.


                                        Very truly yours,

                                        DELCOR, INC.

                                        /s/ W.D. Cornwell, Jr.

                                        W.D. Cornwell, Jr.
                                        President
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